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FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK
(Name of Registrant)

Date of end of last fiscal year: December 31, 2011

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*     The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

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The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2011, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Management” on page 4 hereof to the “Recent Developments – Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Rentenbank Preliminary Results for the Year Ended December 31, 2012” on pages 4 to 6 hereof to the “Recent Developments – Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by adding the map, the table and the text under the caption “Recent Developments – The Federal Republic of Germany-General” on page 7 hereof to the “The Federal Republic of Germany – General – Area, Location and Population” section;

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments – The Federal Republic of Germany – Overview of Key Economic Figures” section with the text under the caption “Recent Developments – The Federal Republic of Germany – Overview of Key Economic Figures” on pages 8 to 10 hereof;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments – The Federal Republic of Germany – Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure” on pages 10 to 11 hereof to the “Recent Developments – The Federal Republic of Germany – Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure” section; and

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments – The Federal Republic of Germany – Other Recent Developments” on pages 11 and 12 hereof to the “Recent Developments – The Federal Republic of Germany – Other Recent Developments” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated August 25, 2010 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On January 24, 2012, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. Dollar 1.3349 (EUR 0.7491 per U.S. Dollar)

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the period indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Year ended December 31, 2012	1.3186	1.2909	1.3463	1.2062

	Period End	Average(1)	High	Low

Quarter ended September 30, 2012	1.2856	1.2583	1.3142	1.2062
Quarter ended December 31, 2012	1.3186	1.3051	1.3260	1.2715

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per €1.00, for each month from August 2012 through January 2013 (January 18), as reported by the Federal Reserve Bank of New York.

2012	High	Low

August	1.2583	1.2149
September	1.3142	1.2566
October	1.3133	1.2876
November	1.3010	1.2715
December	1.3260	1.2930
2013
January (through January 18)	1.3369	1.3047

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Management

At its meeting on September 13, 2012, the Advisory Board of Landwirtschaftliche Rentenbank appointed Ms. Imke Ettori as a new member of the Board of Managing Directors. As of January 1, 2013, she will be responsible for Rentenbank’s credit risk management and operations financial markets as a divisional board member and will serve as a full member of the Board of Managing Directors as of September 1, 2014.

Rentenbank Preliminary Results for the Year Ended December 31, 2012

The following information is derived from Rentenbank’s press release of January 23, 2013, announcing certain preliminary results for 2012. The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank’s fiscal year ended December 31, 2012. Consequently, the amounts discussed below could be subject to change as a result of the audit process. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP. Rentenbank will prepare its final, consolidated financial statements also in accordance with International Financial Reporting Standards as adopted by the European Union. Rentenbank expects its final, audited consolidated and unconsolidated financial statements for 2012 to be announced at a press conference and published in April 2013.

Demand for special promotional loans from the promotional bank for agribusiness increased again, due to improved economic conditions on the agricultural markets and interest rates at a historically low level. With new commitments of €6.5 billion (as compared to €6.3 billion in 2011), special promotional loans reached a new record level in 2012. According to preliminary, unaudited results, Rentenbank’s loan portfolio in this promotional segment grew by 12.7% to €30.2 billion (as compared to €26.8 billion in 2011). Low-interest loans in the fields of “Agriculture” and “Agribusiness” were in particularly high demand, each growing by over 45%.

According to preliminary, unaudited results, in 2012, Rentenbank used €75.9 million (as compared to €73.4 million in 2011) of its income to reduce the interest rates payable by end-borrowers on its special promotional loans. The net profit of €12.8 million is also used for promotional purposes. Including the increase in the Edmund Rehwinkel Foundation’s capital, which was also financed from Rentenbank’s income and amounted to €2.0 million, the income used for promotional purposes (promotional benefit) amounted to €90.7 million in 2012 (as compared to €88.4 million 2011).

Substantial growth of new business in the fields of “Agriculture” and “Agribusiness”

Demand for special promotional loans went up again in 2012. Rentenbank achieved new business of €2.4 billion in the field of “Agriculture”. This corresponds to an increase of 47.6% compared to the previous year. In particular, investments in buildings and machinery went up significantly. In some regions, the demand for loans for the purchase of land increased as well. In the field of “Agribusiness”, new business also expanded considerably by 45.5% amounting to €480 million (as compared to €330 million in 2011). Like in “Agriculture”, companies took advantage of promotional loans particularly for financing of buildings and machinery. Amendments to the German Renewable Energy Sources Act (Erneuerbare-Energien-Gesetz or EEG) at the beginning of 2012 led to a considerable decline in new business in the field of “Renewable Energies”. New commitments amounted to €1.4 billion (as compared to €2.5 billion in 2011). Whereas photovoltaic financing was slightly ahead of the previous year at €750 million, the investments in biogas financed by Rentenbank, at approximately €550 million, declined to a third compared to the previous year.

Slight increase in operating result

Rentenbank’s earnings continued to grow consistently in 2012. According to preliminary, unaudited results, the operating result before risk provisioning and valuation adjustments under the German Commercial Code (Handelsgesetzbuch or HGB) reached €303.7 million according to preliminary unaudited figures. However, this value is not comparable to the previous year’s figure of €369.8 million without reconciliation, due to a recognition change at the end of June 2012. Omitting the recognition change, the operating result before risk provisioning and valuation adjustments, which amounted to €374.3 million, would have even slightly exceeded the good previous year’s figure. The recognition change does not affect net income for the year. The

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Board of Managing Directors expects a net income for the year of €51.0 million for 2012 (as compared to €49.0 million in 2011), after risk provisioning and valuation adjustments. €12.8 million (as compared to €12.3 million in 2011) thereof is to be provided for promotional purposes.

Total assets at €79.2 billion

According to preliminary, unaudited results, total assets stood at €79.2 billion at the end of 2012 (as compared to €81.3 billion in 2011). Loans and advances to banks reported on the asset side of the balance sheet amounted to €51.2 billion (as compared to €51.8 billion in 2011), nearly at the level of the previous year. The contraction of the securities portfolio to €22.0 billion (as compared to €25.2 billion in 2011) reflected the lower volume of new business and high maturities with respect to securitized lending.

Sound capital position: ratios increased further

According to preliminary, unaudited results, own funds reported on the balance sheet in accordance with HGB in 2012 amounted to €4.0 billion (as compared to €3.6 billion in 2011). This amount includes subordinated liabilities of €0.7 billion (as compared to €0.7 billion in 2011). The total capital ratio amounted to 27.5% (as compared to 25.7% in 2011), while the core capital ratio came to 21.3% (as compared to 16.7%). Both ratios were calculated in accordance with the Solvency Regulation (SolvV) and remain well above the regulatory requirements.

Issuance of bonds and notes: Euro most important issuance currency

According to preliminary, unaudited results, the medium and long-term borrowings used for refinancing amounted to €64 billion as at the December 31, 2012 (as compared to €63 billion as at December 31, 2011). In 2012, Rentenbank raised new medium and long-term funds of €9.6 billion (as compared to €12.0 billion in 2011) in the domestic and international capital markets. The share of international investors amounted to 73% (as compared to 77% in 2011). Rentenbank placed 53% (as compared to 44% in 2011) of its issuance volume with banks and another 26% (as compared to 30% in 2011) with central banks and other official institutions. The euro was the most important issuance currency with a share of 47% (as compared to 38% in 2011), followed by the U.S. dollar with a share of 30% (as compared to 36% in 2011) and the Australian dollar with a share of 12% (as compared to 17% in 2011).

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NEW BUSINESS

Promotional Lending	2012	2011	Change in %

	(€ millions)
Special promotional loans for agribusiness	6,469	6,256	3.4
thereof: Agriculture	2,438	1,652	47.6
Rural development	2,130	1,809	17.7
Renewable Energy	1,410	2,456	-42.6
Agribusiness	480	330	45.5

	(€ billions)
Standard promotional loans	2.0	1.8	11.1
Securitized lending	1.9	3.8	-50.0

Refinancing of lending business
	(€ billions)
Medium and long-term funding	9.6	12.0	-20.0
thereof: Euro MTN	6.3	6.2	1.6
Global bonds	2.2	2.9	-24.1
AUD MTN	1.1	2.0	-45.0

PRELIMINARY UNCONSOLIDATED BALANCE SHEET
(according to German GAAP (HGB))

	December 31, 2012	December 31, 2011	Change in %

	(€ billions)
Total assets	79.2	81.3	-2.6
Loans and advances to banks	51.2	51.8	-1.2
Securities portfolio	22.0	25.2	-12.7
Portfolio of promotional loans	67.1	66.7	0.6
thereof: Special promotional loans	30.2	26.8	12.7
Securitized liabilities	62.2	62.8	-1.0
Own funds	4.0	3.6	11.1

PRELIMINARY UNCONSOLIDATED INCOME STATEMENT
(according to German GAAP (HGB))

	2012		2011	Change in %

	(€ millions)
Net interest income	352.9	*	417.2	—
Administrative expenses	44.7		40.5	10.4
Operating result before risk provisioning and valuation adjustments	303.7	*	369.8	—
Net income for the year	51.0		49.0	4.1

* Due to a recognition change not comparable to the previous year’s figures

Promotional benefit	90.7	88.4	2.6
thereof: Interest rate reduction for special promotional loans	75.9	73.4	3.4
Capital increase of Rehwinkel Foundation	2.0	2.7	-25.9
Net profit	12.8	12.3	4.1

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

General

POPULATION

	2010	2009	2008	2007	2006

	(number of persons)
Total population	81,751,602	81,802,257	82,002,356	82,217,837	82,314,906
Age distribution	(percent of total population)
Under 20	18.4	18.8	19.0	19.4	19.7
20-40	24.2	24.3	24.6	25.0	25.5
40-60	31.1	31.0	30.8	30.3	29.8
60-80	21.0	20.8	20.6	20.5	20.4
80 and more	5.3	5.1	5.0	4.8	4.6

Growth rate	(percent change on the previous year)
Total population	-0.1	-0.2	-0.3	-0.1	-0.1
Under 20	-1.7	-1.8	-1.9	-1.7	-1.7
20-40	-0.7	-1.5	-1.8	-1.8	-2.1
40-60	0.2	0.6	1.1	1.6	2.3
60-80	0.9	0.8	0.3	0.3	-0.4
80 and more	3.0	2.9	3.4	3.2	3.4

Sources: Statistisches Bundesamt, Population, Population by age groups, Germany, Value (https://www.destatis.de/EN/FactsFigures/Indicators/LongTermSeries/Population/lrbev01.html?cms_gtp=150344_list%253D1&https=1); Statistisches Bundesamt, Population, Population by age groups, Germany, Change on the previous year (https://www.destatis.de/EN/FactsFigures/Indicators/LongTermSeries/Population/lrbev01.html?cms_gtp=150344_list%253D2&https=1).

The German population has entered a slightly declining trend, as it is aging gradually. These developments are expected to continue and intensify over the next several decades. These demographic trends are likely to result in downward pressure on Germany’s growth potential in the long run.

Source: Statistisches Bundesamt, Germany’s Population by 2060 – Results of the 12th coordinated population projection
(https://www.destatis.de/EN/Publications/Specialized/Population/GermanyPopulation2060.pdf?__blob=publicationFile).

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Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)
Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year

3rd quarter 2011	0.4	2.7
4th quarter 2011	-0.1	1.9
1st quarter 2012	0.5	1.2
2nd quarter 2012	0.3	1.0
3rd quarter 2012	0.2	0.9

The German gross domestic product increased by 0.2% after price, seasonal and calendar adjustment in the third quarter of 2012 compared with the second quarter of 2012.

Positive contributions to economic growth were made by foreign demand. In the third quarter of 2012, exports of goods and services increased by 1.4% compared to the second quarter of 2012. In the same period, imports increased by 1.0%. Thus, the balance of exports and imports strengthened the GDP development by contributing 0.3 percentage points to its growth.

The development of domestic demand showed mixed results in the third quarter of 2012. Final consumption expenditure of households and government increased by 0.3% and 0.4%, respectively, in the third quarter of 2012 compared to the second quarter of 2012. Gross fixed capital formation in construction increased by 1.5% relative to the second quarter of 2012. Gross fixed capital formation in machinery and equipment, however, decreased by 2.0% during the same period. In addition, inventories decreased, which had the effect of reducing economic growth by 0.3 percentage points.

In a year-on-year comparison, GDP in the third quarter of 2012 increased by 0.9% in calendar adjusted terms compared to the third quarter of 2011. Economic growth has thus slowed down since the beginning of 2012.

Source: Statistisches Bundesamt, Detailed results on the gross domestic product for the 3rd quarter of 2012, press release of November 23, 2012 (https://www.destatis.de/EN/PressServices/Press/pr/2012/11/PE12_407_811.html).

The German economy continued to grow on an annual average in 2012. According to preliminary calculations of the Federal Statistical Office, price-adjusted GDP increased by 0.7% compared to 2011. In price- and calendar-adjusted terms, GDP increased by 0.9%. The higher GDP growth rate in price- and calendar-adjusted terms was due to the lower number of working days in 2012 than in 2011. In 2010 and 2011, price-adjusted GDP growth had been much higher (4.2% in 2010 and 3.0% in 2011), which was due to an economic rebound following the worldwide economic crisis of 2009. In particular in the second half of 2012, economic activity in Germany slowed down considerably.

In 2012, in price-adjusted terms, German exports of goods and services increased by 4.1% compared to 2011, while imports increased by 2.3%. The balance of exports and imports contributed 1.1 percentage points to GDP growth in 2012.

The components of domestic demand developed in different directions in 2012. Final consumption expenditure of households and of government increased by 0.8% and 1.0% respectively, whereas capital formation did not contribute positively to GDP growth for the first time since the economic crisis of 2009. Instead, it decreased in part significantly. Gross fixed capital formation in construction decreased by 1.1% and gross fixed capital formation in machinery and equipment decreased by 4.4%.

Source: Statistisches Bundesamt, German economy withstands the European economic crisis in 2012, press release of January 15, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/01/PE13_017_811.html).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)
Reference period	Percentage change on previous month	Percentage change on the same month in previous year

December 2011	0.7	2.1
January 2012	-0.4	2.1
February 2012	0.7	2.3
March 2012	0.3	2.1
April 2012	0.2	2.1
May 2012	-0.2	1.9
June 2012	-0.1	1.7
July 2012	0.4	1.7
August 2012	0.4	2.1
September 2012	0.0	2.0
October 2012	0.0	2.0
November 2012	-0.1	1.9
December 2012	0.9	2.1

Consumer prices in Germany increased by 2.0% on an annual average in 2012 compared with 2011. The year-on-year rate of price increase thus was lower than in 2011, when it stood at 2.3%. Both in 2010 and 2009, the annual price increase had been below two percent, with 1.1% in 2010 and 0.4% in 2009. The year-on-year rate of price increase in 2012 was largely influenced by the above-average price increases recorded for energy products. However, their impact was weaker than in 2011. The price of energy increased by 5.7% in 2012 (of which motor fuels: +5.7%; household energy: +5.6%). Excluding energy prices, the year-on-year rate of price increase was 1.6%. As regards goods in general, prices increased by 2.9% in 2012 compared to 2011. Prices of services in general showed a below-average increase in 2012 (+1.1%).

Consumer prices in Germany were 2.1% higher in December 2012 than in December 2011. The inflation rate thus increased slightly compared to the year-over-year inflation rate of 1.9% in November 2012.

In a year-on-year comparison, food and energy were the main drivers of the increase in prices. Towards the end of the year, consumers had to pay more for food (+4.8%). This was the strongest increase in food prices since September 2008 (+6.4%). The upward trend in energy prices continued to slow down in December 2012. The price of energy increased by 3.5% (of which household energy: +3.6%; motor fuels: +3.2%) compared to December 2011. Excluding energy prices, consumer prices increased by +1.9% in December 2012 compared to December 2011.

Compared to November 2012, the consumer price index increased by 0.9%, in particular due to seasonal increases in package holidays and accommodation services.

Source: Statistisches Bundesamt, Consumer prices in 2012: +2.0% on 2011, press release of January 15, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/01/PE13_018_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition)(1)
Reference period	Original percentages	Adjusted percentages(2)

November 2011	5.5	5.6
December 2011	5.5	5.6
January 2012	6.4	5.6
February 2012	5.9	5.6
March 2012	5.5	5.6
April 2012	5.3	5.5
May 2012	5.6	5.5
June 2012	5.3	5.5
July 2012	5.8	5.5
August 2012	5.4	5.5
September 2012	5.1	5.4
October 2012	5.3	5.4
November 2012	5.3	5.4

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 249,000 persons, or 0.6%, from November 2011 to November 2012. Compared to October 2012, the number of employed persons in November 2012 increased by approximately 10,000, after adjustment for seasonal fluctuations.

In November 2012, the number of unemployed persons decreased by approximately 84,000, or 3.4%, compared to November 2011. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in November 2012 decreased by 19,000, or 0.9%, compared to October 2012.

Sources: Statistisches Bundesamt, November 2012: employment growth continues to slow down, press release of January 3, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/01/PE13_002_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte
Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false2).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

(balance in EUR billion) (1)

Item	January to November 2012	January to November 2011

Foreign trade	176.2	146.2
Services	-9.8	-9.5
Factor income (net)	46.7	40.9
Current transfers	-37.7	-34.9
Supplementary trade items	-26.8	-16.4

Current account	148.7	126.3

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in November 2012 unchanged on November 2011, press release of January 8, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/01/PE13_005_51.html).

Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure

According to provisional calculations of the Federal Statistical Office, the German Federal Government, federal states and municipalities as well as social security funds (together, the general government) recorded a net lending of EUR 2.2 billion at the end of 2012. Compared with 2011, the Federal Government considerably reduced its

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deficit again, whereas the municipalities and especially the social security funds collectively achieved a large surplus, as they did in 2011. When measured as a percentage of the GDP at current prices, this is a 0.1% surplus ratio of general government. For the first time since 2007, general government showed a virtually balanced budget in 2012.

Source: Statistisches Bundesamt, German economy withstands the European economic crisis in 2012, press release of January 15, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/01/PE13_017_811.html).

Other Recent Developments

Financial System

In December 2012, the Council of the European Union agreed on its position concerning the establishment of a single supervisory mechanism (“SSM”) for the oversight of credit institutions. This agreement in the Council of the European Union enables the presidency to negotiate with the European Parliament with the aim of swiftly adopting the legislation. Once established for banks in the euro area, the ESM could, following a regular decision, have the possibility to recapitalize banks directly. The SSM will be composed of the ECB and national competent supervisory authorities. The ECB will be responsible for the overall functioning of the SSM. Under the current proposals, the ECB will have direct oversight of euro area banks in close cooperation with national supervisory authorities. Non-Euro Area Member States wishing to participate in the SSM will be able to do so by entering into cooperation arrangements. The European Banking Authority would retain its competence for further developing the single rulebook and ensuring convergence and consistency in supervisory practices. The ECB will assume its supervisory tasks within the SSM on March 1, 2014, or twelve months after the entry into force of the legislation, whichever is later, subject to operational arrangements.

Source: Council of the European Union, Council agrees position on bank supervision, press release of December 13, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/134265.pdf).

The European Union and European Integration

In September 2012, the German Federal Constitutional Court approved the ratification of the ESM treaty and the fiscal compact. The approval by the Federal Constitutional Court is subject to a legally binding clarification under international law to the effect that the maximum liability of the Federal Republic in the amount of EUR 190 million may only be increased if the representative of the Federal Republic in the relevant bodies of the ESM approves such an increase. In late September 2012, the parties to the ESM issued a statement confirming compliance with the condition imposed by the German Federal Constitutional Court. Accordingly, the president of the Federal Republic signed the laws approving the fiscal compact and the ESM. The ESM was launched on October 8, 2012.

Sources: Bundesministerium der Finanzen, Fragen und Antworten zum Europäischen Stabilitätsmechanismus (ESM) (http://www.bundesfinanzministerium.de/Content/DE/FAQ/2012-08-16-esm-faq.html); Bundesregierung, Euro-Rettungsschirm ESM gestartet, statement of October 9, 2012 (http://www.bundesregierung.de/Content/DE/Artikel/2012/09/2012-09-12--bundesverfassungsgericht-zu-esm-und-fiskalvertrag.html); European Stability Mechanism, European Stability Mechanism (ESM) is inaugurated, press release of October 8, 2012 (http://www.esm.europa.eu/press/releases/20121008_esm-is-inaugurated.htm).

In December 2012, the Euro Area Member States formally approved the second disbursement under the second economic adjustment program for Greece. Accordingly, the EFSF has been authorized to release the next installment totaling EUR 49.1 billion to Greece. The disbursement will be made in several tranches. EUR 34.3 billion will be paid out to Greece in December 2012. The remaining amount will be disbursed in four tranches in the first quarter of 2013 to cover bank recapitalization and resolution and budgetary financing.

Source: Eurogroup Statement on Greece, December 13, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/134269.pdf).

On January 1, 2013, the “Treaty on Stability, Coordination and Governance in the Economic and Monetary Union”, also known as the “fiscal compact”, entered into force. As described in more detail in our Annual Report on Form 18-K under “The Federal Republic of Germany-General-The European Union and European Integration-EU Economic Governance-Treaty on Stability, Coordination and Governance in the EMU,” the fiscal compact requires its signatories to follow a balanced budget rule and to enshrine this rule in national legal systems, preferably at constitutional level. The rules have to be transposed into national law by January 1, 2014.

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Source: European Council, “Fiscal compact” entered into force on 1 January 2013, statement of January 1, 2013
(http://www.european-council.europa.eu/home-page/highlights/fiscal-compact-enters-into-force-on-1-january-2013?lang=en).

Policy Responses to the Global Economic and Financial Crisis

On September 6, 2012, the president of the ECB stated that the ECB decided on the modalities for undertaking Outright Monetary Transactions (OMTs) in secondary markets for sovereign bonds in the euro area. Within its mandate to maintain price stability over the medium term and in observance of its independence in determining monetary policy, the ECB intends to preserve the singleness of its monetary policy and to ensure the proper transmission of its policy stance to the real economy throughout the euro area. OMTs are aimed at enabling the ECB to address severe distortions in government bond markets.

Source: Introductory statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Vítor Constâncio, Vice-President of the ECB, September 6, 2012 (http://www.ecb.int/press/pressconf/2012/html/is120906.en.html).

In October 2012, the German Government introduced a draft law, the third Financial Market Stabilization Act, that would allow the SoFFin to extend new guarantees and incur loans to stabilize German banks through the end of 2014 in order to bridge the period until a European directive on recovery and resolution of credit institutions has been implemented by the member states. According to the draft law, SoFFin and the restructuring fund, which have previously been separate systems, will be more closely integrated. In particular, the financial resources that are funded by the bank levy and accumulate in the restructuring fund will be used to cover possible losses arising from future SoFFin measures when the accounts of the SoFFin will be finally closed. In addition, the group of institutions eligible to apply to SoFFin and the group of institutions required to pay the bank levy will be harmonized. The law entered into force on January 1, 2013.

Source: Bundesregierung, Extension of protection against systemic banking crises, statement of October 17, 2012 (http://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Topics/Financial_markets/Articles/2012-10-23-extension-of-protection-against-systemic-banking-crises.html).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 25th day of January, 2013.

LANDWIRTSCHAFTLICHE RENTENBANK

By:	/s/ Dr. Horst Reinhardt
	Name:	Dr. Horst Reinhardt
	Title:	Member of the Board of Managing Directors

By:	/s/ Martin Middendorf
	Name:	Martin Middendorf
	Title:	Director